Filed by Southwest Bancorporation of Texas, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Southwest Bancorporation of Texas, Inc.
Commission File No.: 000-22007

FORWARD-LOOKING STATEMENTS

     Certain statements made in the attached (and oral statements regarding the subjects of the attached) contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Southwest Bancorporation of Texas, Inc. (the “Company”) to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipated,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements.

     The Company’s actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation (a) the effects of future economic conditions on the Company and its customers; (b) the costs and effects of litigation and of unexpected or adverse outcomes in such litigation; (c) governmental monetary and fiscal policies, as well as legislative and regulatory changes; (d) the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Financial Accounting Standards Board and other accounting standard setters; (e) the risks of changes in interest rates on the level and composition of deposits, loan demand, and the values of loan collateral, securities and interest rate protection agreements, as well as interest rate risks; (f) the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in the Company’s market area and elsewhere, including institutions operating locally, regionally, nationally and internationally, together with such competitors offering banking products and services by mail, telephone, computer and the internet; (g) technological changes; (h) acquisition and integration of acquired businesses, including Klein Bancshares, Inc.; (i) the failure of assumptions underlying the establishment of reserves for loan loses and estimations of values of collateral in various financial assets and liabilities; (j) acts of war or terrorism. All written or oral forward-looking statements attributable to the Company are expressly qualified in their entirety by these cautionary statements.

ADDITIONAL INFORMATION

     Southwest has filed a proxy statement/prospectus and will continue to file other relevant documents concerning the proposed transaction with the SEC. Investors are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. You are able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Southwest free of charge by requesting them in writing from Southwest or by telephone at (713) 232-1115.

     The following documents are filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Cover Letter; and

•	Letter of Transmittal.

September 21, 2004

Dear Stockholder of Klein Bancshares Inc.:

     We are pleased to report that the merger of Klein Bancshares, Inc. (“Klein”) and Southwest Bancorporation of Texas, Inc. (“Southwest”) will be completed soon. The merger, which is expected to close on October 1, 2004, continues to be received positively by both customers and employees.

     You will be entitled to receive at closing cash and shares of Southwest common stock for the shares of Klein stock that you now hold as outlined in the proxy statement and prospectus mailed to you in August. You must tender the certificates representing your Klein shares in accordance with the Instructions set forth in the enclosed Letter of Transmittal in order to receive the Merger Consideration. The closing date falls on a Friday and the issuance of the Southwest stock and preparation of the payment checks will take some time. Accordingly, payment of the consideration for your Klein shares will probably be forwarded to you on or soon after October 4, 2004 if you have turned in the certificates representing your Klein stock and the Letter of Transmittal on or prior to September 28. Please read the Letter of Transmittal carefully, including the Instructions, before completing, signing, and returning it along with your stock certificates.

     If you have submitted your certificates, your check will be sent to you by regular mail from our transfer agent’s office. However, if you own more than 16,500 shares of Klein stock and are interested in receiving the proceeds by wire transfer, please complete and return the enclosed wire transfer instructions in addition to the Letter of Transmittal and your certificates.

     The documents and the certificates must be sent to the transfer agent at the address indicated on the Letter of Transmittal. Please do not mail certificates to Klein Bank. Jeanette Cobb at Klein Bank will be available to assist you and answer any questions you might have. She can be reached at 281-320-1416.

     Your support of this merger has been gratifying and I am confident that you can look forward to the same commitment to service and the community that has made Klein Bank the premier bank that it is.

Sincerely, Paul B. Murphy, Jr. Chief Executive Officer

LETTER OF TRANSMITTAL
To Accompany Certificate(s) Formerly Representing Shares of Common Stock
of
KLEIN BANCSHARES, INC.
in connection with the merger of

Klein Bancshares, Inc.

with and into

SWBT Merger III, Inc., a wholly owned subsidiary of

Southwest Bancorporation of Texas, Inc.

     This Letter of Transmittal is being delivered to you in connection with the merger (the “Merger”) of SWBT Merger III, Inc., a Texas corporation (“Mergersub”), and a wholly owned subsidiary of Southwest Bancorporation of Texas Inc., a Texas corporation (“Southwest”) with and into Klein Bancshares Inc., a Texas corporation (“Klein”), pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 19, 2004 by and among Southwest, Mergersub and Klein, as amended by the Amendments dated as of July 15, 2004 and August 23, 2004, whereby each share of Klein common stock, $1.00 par value (the “Klein Common Stock”), will be converted into and shall become (i) a number of shares of Southwest common stock, $1.00 par value (“Southwest Common Stock”), equal to the Klein Stock Payment (as defined in the Merger Agreement)(the “Stock Consideration”) and (ii) an amount of cash equal to the Cash Consideration Per Share (as defined in the Merger Agreement) (the “Cash Consideration” and collectively with the Stock Consideration, the “Merger Consideration”), subject to adjustment as provided in Section 1.2(c) of the Merger Agreement.

     If any of your Klein stock certificates ("Klein Certificate(s)") have been lost, stolen or destroyed and you require assistance in replacing them, see Instruction 9 to this Letter of Transmittal. You cannot submit an effective Letter of Transmittal without attaching your Klein Certificate(s) to this Letter of Transmittal or, alternatively, by submitting an affidavit and open penalty bond providing for indemnification regarding the loss, theft or destruction of such Klein Certificate(s) acceptable to Southwest and Computershare Trust Company, Inc. (“Computershare”).

     Completed Letters of Transmittal and the accompanying Klein Certificate(s) should be delivered to Computershare Trust Company, Inc. at the address set forth below:

Computershare Trust Company, Inc.
350 Indiana Street, Suite 800
Golden, Colorado 80401
Telephone: (303) 262-0600

     Questions and requests for assistance or additional copies of this Letter of Transmittal may be directed to Computershare Trust Company, Inc. at the addresses and telephone number set forth below:

Computershare Trust Company, Inc.
350 Indiana Street, Suite 800
Golden, Colorado 80401
Telephone: (303) 262-0600

     ☐ Check here if your Klein Certificate(s) have been lost, stolen or destroyed and see Instruction 9. Fill out the remainder of this Letter of Transmittal and indicate here the number of shares of Klein Common Stock represented by the lost, stolen or destroyed certificates.

(number of Shares represented by lost, stolen or destroyed stock certificates):

Klein Common Stock:

Please read and complete the rest of this Letter of Transmittal.

Please complete the following table with the requested information for all shares of Klein Common Stock for which you are including stock certificates.

BOX A: DESCRIPTION OF KLEIN CERTIFICATE(S) ENCLOSED
(Attach additional sheets if necessary)
See Instruction 1.

Name and Address of Registered Klein Holder(s)
(Please fill in exactly as name(s) appear(s)
on Klein Certificate(s))
(Please print)*

     Klein Certificate(s) Enclosed

Number of Shares
of Klein Common Stock
Represented by
Klein Certificate

Total Number of Shares:

* Only Klein Certificate(s) registered in a single form may be tendered with this Letter of Transmittal. If Klein Certificate(s) are registered in different forms (e.g., John R. Doe and J.R. Doe), it will be necessary to complete and submit as many separate Letters of Transmittal as there are different registrations of Klein Certificate(s). Additional copies of this Letter of Transmittal may be obtained from Computershare at the address or telephone number shown above.

Ladies and Gentlemen:

     In connection with the Merger, and pursuant to the Merger Agreement, the undersigned hereby submits and surrenders to you for cancellation and exchange Klein Certificate(s) in exchange for the Merger Consideration payable per share of Klein Common Stock surrendered.

     The undersigned hereby represents and warrants that the undersigned is the registered holder of the shares of Klein Common Stock represented by the Klein Certificate(s) delivered herewith (the “Shares”) and has good title to, and full power and authority to sell, assign and transfer, such Shares free and clear of all liens, claims and encumbrances.

     If the undersigned’s Klein Certificate(s) are not delivered herewith, the undersigned agrees to furnish Southwest and Computershare with an affidavit and open penalty bond providing for indemnification regarding the loss, theft or destruction of such Klein Certificate(s) acceptable to Southwest and Computershare in accordance with Instruction 9 as a prior condition to receiving the Merger Consideration relating to those Shares.

     The undersigned understands and acknowledges that all questions as to the validity, form and eligibility of any Shares surrendered hereby shall be determined by Southwest (which may delegate power in whole or in part to Computershare), and such determination shall be final, binding and conclusive for all purposes. Unless otherwise indicated under “Special Payment Instructions” below, the Merger Consideration issued in exchange for the Shares represented by the Klein Certificate(s) submitted and surrendered hereby will be made in the name of the undersigned.

     The undersigned will upon request execute any additional documents and instruments, and take such other actions, as may be necessary or desirable to complete the surrender and exchange of the undersigned’s Shares pursuant to the Merger. In addition, the undersigned hereby irrevocably appoints Computershare as the undersigned’s attorney-in-fact to exercise all authority conferred in this Letter of Transmittal for the purposes contemplated by the Merger Agreement, and such authority will be binding on the undersigned’s successors, assigns, heirs, executors, administrators and legal representatives and will survive the death or incapacity of the undersigned.

     In order to receive the Merger Consideration, this Letter of Transmittal must be (i) completed and signed in the space provided in Box B below and on the Substitute Form W-9 and (ii) mailed or delivered to Computershare at the address set forth above along with your Klein Certificate(s) (or an affidavit and open penalty bond providing for indemnification regarding the loss, theft or destruction of such Klein Certificate(s) acceptable to Southwest and Computershare in accordance with Instruction 9).

     The method of delivery of the Letter of Transmittal, the Klein Certificate(s) and any other required documents is at the election and risk of the Klein stockholder delivering the same, and delivery will be deemed made only when actually received by Computershare. The risk of loss of the Shares will pass only after Computershare actually receives the Shares. If you are sending Klein Certificates by mail, it is recommended that you send them by registered mail, appropriately insured, with return receipt requested.

     THE UNDERSIGNED UNDERSTANDS THAT, IF HE OR SHE HAS FILED A DEMAND FOR APPRAISAL WITH RESPECT TO THE SHARES FORMERLY REPRESENTED BY THE KLEIN CERTIFICATES SUBMITTED AND SURRENDERED HEREWITH, THE UNDERSIGNED BY SUBMISSION OF THIS LETTER OF TRANSMITTAL WITHDRAWS SUCH DEMAND AND AGREES THAT THE FAIR VALUE OF SUCH SHARES IS NOT MORE THAN THE MERGER CONSIDERATION, AND KLEIN HEREBY ACCEPTS SUCH WITHDRAWAL.

     Unless otherwise indicated under “Special Payment Instructions” below, please issue the Merger Consideration in respect of any Klein Certificate(s) surrendered herewith in the name(s) of the undersigned. Similarly, unless otherwise indicated under “Special Delivery Instructions” below please deliver the Merger Consideration in respect of any Klein Certificate(s) surrendered herewith to the undersigned at the address shown in Box A above. In the event that both “Special Payment Instructions” and “Special Delivery Instructions” are completed, please issue the Merger Consideration in respect of any Klein Certificate(s) surrendered herewith and deliver said Merger Consideration to the person(s) so indicated. Unless otherwise indicated under “Wire Transfer Instructions” below, please deliver the Cash Consideration in respect of any Klein Certificate(s) surrendered herewith pursuant to a check.

SPECIAL PAYMENT INSTRUCTIONS
See Instructions 1, 2, 5, 7 and 8.

     To be completed ONLY if the Merger Consideration in respect of any Klein Certificate(s) surrendered herewith is to be issued in the name of and delivered to someone other than the undersigned. Note: the person named in these Special Payment Instructions must be the person who completes the Substitute Form W-9. If you complete this box, you will need to have your signature guaranteed. See Instruction 5.

Issue in the name of and to:

Name:

(Please Print)

Address:

(Include Zip Code)

SPECIAL DELIVERY INSTRUCTIONS
See Instructions 1, 2 and 7.

     To be completed ONLY if the Merger Consideration in respect of any Klein Certificate(s) surrendered herewith issued in the name of the undersigned is to be delivered to someone other than the undersigned or to the undersigned at an address other than that shown in Box A above, or, if the box immediately above is completed, other than the address appearing therein. If you complete this box, you will need to have your signature guaranteed. Mail to:

Name:

(Please Print)

Address:

(Include Zip Code)

Check this box ☐ if this is a permanent change of address.

WIRE TRANSFER INSTRUCTIONS
See Instruction 11.

     Please provide the following information to allow for the wire transfer of the Cash Consideration to be delivered in respect of any Klein Certificate(s) surrendered herewith. You may receive the Cash Consideration by wire transfer only if you hold 16,500 shares or more. Wire to:

Name of Bank/Financial Institution:

ABA Number:	Account Number:

To the Attention of:

(including phone number)

Regarding:

BOX B MUST BE COMPLETED. SEE INSTRUCTION 1.

BOX B: SIGNATURE(S)

     The undersigned represents and warrants that the undersigned has full power and authority to transfer the Shares surrendered hereby and that the transferee will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim when such Shares are accepted for cancellation and exchange by Computershare on behalf of Southwest. The undersigned will, upon request, execute and deliver any additional documents and instruments, and take any such further actions, deemed by Southwest to be necessary and desirable to complete the transfer of the Shares surrendered hereby.

Date:

PLEASE SIGN HERE

Signature:

Signature:

Signature:

     Signature(s) of registered holder(s) must be EXACTLY as name(s) appear(s) in Box A above or on the assignment authorizing transfer.

     If signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, the capacity of the person signing should be indicated. See Instruction 5.

Date:

Name(s):

(Please Print)

Capacity:

Daytime Area Code and
Telephone Number:

     PAYMENT FOR YOUR SHARES WILL NOT BE MADE UNTIL THIS LETTER OF TRANSMITTAL AND ALL REQUIRED DOCUMENTS HAVE BEEN EXECUTED AND DELIVERED TO COMPUTERSHARE TRUST COMPANY, INC.

SIGNATURE (S) GUARANTEED
(REQUIRED ONLY IN CASES SPECIFIED IN INSTRUCTION 2)

     Unless the shares are tendered by the registered holder(s) of the common stock, or for the account of a participant in the Securities Transfer Agent’s Medallion Program (“STAMP”), Stock Exchange Medallion Program (“SEMP”) or New York Stock Exchange Medallion Signature Program (“MSP”) (an “Eligible Institution”), the above signature(s) must be guaranteed by an Eligible Institution. See Instruction 2.

Authorized Signature

Name of Firm

Address of Firm — Please Print

CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER
SUBSTITUTE FORM W-9

PAYER’S NAME: Southwest Bancorporation of Texas, Inc.

Payee’s Name

Payee’s Address (if not completed, signature in Part I will constitute a certification that the address listed in Box A is correct).

SUBSTITUTE

Form W-9

Part I - PLEASE ENTER YOUR TAXPAYER IDENTIFICATION NUMBER (“TIN”) IN THE BOX AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW. See the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” for instructions. If awaiting TIN, see Part III.

Social Security Number

OR Employer identification number

Department of the Treasury Internal Revenue Service

Payee’s Request for Taxpayer Identification Number (TIN) and Number if you check Certification

PART II - Exempt Payees ☐ I am a payee exempt from information and backup withholding.

Part III - Awaiting TIN ☐

You must also complete the Certificate of Awaiting Taxpayer Identification this box.

CERTIFICATE — UNDER PENALTY OF PERJURY, I CERTIFY THAT:

(1)	The number shown on the form is my correct TIN or I am waiting for a number to be issued to me; and

(2)	I am not subject to backup withholding because: (a) I am an exempt payee, (b) I have not been notified by the Internal Revenue Service that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) after being so notified, the Internal Revenue Service has notified me that I am no longer subject to backup withholding.

CERTIFICATION INSTRUCTIONS - You must cross out item (2) above if you have been notified by the Internal Revenue Service that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the Internal Revenue Service that you are subject to backup withholding you receive another notification from the Internal Revenue Service that you are no longer subject to backup withholding, do not cross out item (2). If you are exempt from backup withholding, check the box in Part II above.

Signature:	Date:

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

     I certify under penalty of perjury that a taxpayer identification number has not been issued to me and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that, notwithstanding that I have checked the box in Part III (and have completed this Certificate of Awaiting Taxpayer Identification Number), 28% of all reportable payments made to me pursuant to the Merger will be withheld if I do not provide a TIN by the time of payment.

Signature:	Date:

NOTE:	FAILURE TO COMPLY AND RETURN THIS LETTER OF TRANSMITTAL, INCLUDING THE SUBSTITUTE FORM W-9 CONTAINED HEREIN, MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY REPORTABLE PAYMENTS MADE TO YOU PURSUANT TO THE MERGER. IN ADDITION, FAILURE TO PROVIDE SUCH INFORMATION MAY RESULT IN A PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE. PLEASE REVIEW THE ENCLOSED "GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9” FOR ADDITIONAL DETAILS.

INSTRUCTIONS

     This Letter of Transmittal must be completed and submitted to Computershare by Klein stockholders in order to receive the Merger Consideration. Until a record holder’s Klein Certificate(s) are received by Computershare at the address set forth above (or an affidavit and open penalty bond providing for indemnification regarding the loss, theft or destruction of such Klein Certificate(s) acceptable to Southwest or Computershare), together with this Letter of Transmittal and such other documents as Southwest may require, and until the same are processed for cancellation and exchange by Computershare on behalf of Southwest, such Klein stockholders will not receive any Merger Consideration in exchange for their Klein Certificate(s). If your Klein Certificate(s) are lost, stolen or destroyed, please contact Computershare immediately. See Instruction 9.

     Each Klein stockholder is entitled to submit a Letter of Transmittal covering all shares of Klein Common Stock actually held of record by such holder. Nominees submitting a Letter of Transmittal on behalf of a registered stockholder as trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or acting in another fiduciary or representative capacity should refer to Instruction 5.

     The exchange of Klein Certificate(s) for the Merger Consideration is subject to certain terms, conditions and limitations that have been set out in the Merger Agreement and these Instructions.

     1. Delivery of Letter of Transmittal and Klein Certificate(s). Each Klein stockholder must properly complete Box A, Box B and the other applicable sections of this Letter of Transmittal and deliver this Letter of Transmittal, together with your Klein Certificate(s) (or a duly signed affidavit and open penalty bond providing for indemnification regarding the loss, theft or destruction of such Klein Certificate(s) acceptable to Southwest and Computershare), to Computershare in order to receive the Merger Consideration.

     Southwest will determine whether this Letter of Transmittal or any other required document has been properly completed. Any such determinations shall be conclusive and binding for all purposes. For lost, stolen or destroyed Klein Certificate(s), see Instruction 9.

     2. Guarantee of Signature. Unless the shares are tendered by the registered holder(s) of the common stock, or for the account of an Eligible Institution, signatures on all Letters of Transmittal must be guaranteed by a firm that is a bank, broker, dealer, credit union, savings association or other entity that is an Eligible Institution. If the surrendered certificates are registered in the name of a person other than the signer of this Letter of Transmittal, or if payment is to be made to a person other than the signer of this Letter of Transmittal, or if the payment is to be made to a person other than the registered owner(s), then the surrendered certificates must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name(s) of the registered owners appear on such certificate(s) or stock power(s), with the signatures on the certificate(s) or stock power(s) guaranteed by an Eligible Institution as provided herein (a “Medallion Guaranty”). See Instruction 5.

     3. Method of Delivery. The method of delivery of the Klein Certificate(s) and any other required documents is at the election and risk of the Klein stockholders, and delivery will be deemed made only when actually received by Computershare. The risk of loss of your Shares will pass only after Computershare on behalf of Southwest has actually received the Klein Certificates representing the Shares. If Klein Certificates are sent by mail, they should be sent by registered mail, appropriately insured, with return receipt requested. For lost, stolen or destroyed certificates, see Instruction 9.

     4. Inadequate Space. If the space provided in this letter of transmittal is inadequate, the stock certificate numbers and the number of shares of Klein Common Stock represented thereby should be listed on additional sheets and attached hereto.

     5. Signatures on Letter of Transmittal, Stock Powers and Endorsements.

(a)	All signatures must correspond exactly with the name written on the face of the Klein Certificate(s) surrendered hereby without any alteration, variation or change whatsoever.

(b)	If the Klein Certificate(s) surrendered are held of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(c)	If any surrendered shares of Klein Common Stock are registered in different names on several Klein Certificate(s), it will be necessary to complete, sign and submit as many separate copies of this Letter of Transmittal as there are different registrations of Klein Certificate(s).

(d)	If this Letter of Transmittal is signed by a person other than a record holder of the Klein Certificate(s) listed in Box A above (other than as set forth in paragraph (e) immediately below), such Klein Certificate(s) must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the names of the record holders appear on such Klein Certificate(s).

(e)	If this Letter of Transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity and such person is not the record holder of the accompanying Klein Certificate(s), he or she must indicate the capacity when signing and must submit proper evidence of his or her authority to act.

     6. Stock Transfer Taxes. If any transfer or other taxes become payable by reason of the issuance of the Merger Consideration in any name other than that of the record holder of any Klein Certificate(s), such transferee or assignee must pay such tax to Southwest or must establish to the satisfaction of Southwest that such tax has been paid as a condition of the issuance of the Merger Consideration.

     7. Special Payment and Delivery Instructions. Indicate the name and/or address of the persons in whose name and to whom the Stock Consideration is to be issued and sent, respectively, if different from the name and/or address of the person(s) signing this Letter of Transmittal. If the “Special Payment Instructions” or “Special Delivery Instructions” section has been completed, then signatures on this Letter of Transmittal must be guaranteed by a Medallion Guaranty. See Instruction 2.

     8. Withholding. Each Klein stockholder surrendering Klein Certificate(s) is required to provide Southwest with such holder’s correct Taxpayer Identification Number (“TIN”) on the Certification of Taxpayer Identification Number Substitute Form W-9, which is attached hereto, and to certify, under penalties of perjury, that such number is correct and whether such stockholder is subject to backup withholding. For instructions as to the proper TIN to be provided, see the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.” Failure to provide the information on the Substitute Form W-9 may subject the Klein stockholder to 28% federal income tax withholding on reportable payments made to such holder with respect to the shares of Klein Common Stock surrendered in the Merger. In addition, failure to provide the correct information on the Substitute Form W-9 may subject the Klein stockholder to various penalties, including a $50 penalty for each such failure, unless such failure is due to reasonable cause and not to willful neglect. A Klein stockholder must cross out item (2) in the Certification box of the Substitute Form W-9 if such holder has been notified by the Internal Revenue Service that such holder currently is subject to backup withholding. The box in Part III of the Substitute Form W-9 should be checked if the surrendering Klein stockholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the box in Part III is checked and Southwest is not provided with a TIN by the time of payment of the Merger Consideration, 28% of all reportable payments made to the stockholder pursuant to the Merger will be withheld. Foreign investors should consult their tax advisors regarding the need to complete Internal Revenue Service Form W-8 and any other forms that may be required.

     9. Lost, Stolen or Destroyed Certificates. If your Klein Certificate(s) have been lost, stolen or destroyed, please contact Computershare for instructions at (303) 262‑0600 prior to submitting your certificates for exchange.

     10. Consequences of Failure to Return Letter of Transmittal or Failure to Surrender Klein Certificates. The Merger Consideration will be sent only to persons who deliver the Letter of Transmittal, properly completed and executed, to the Exchange Agent, together with stock certificates representing all of the Klein Common Stock held by such person and such other documents required by these instructions. Until such Klein Common Stock is properly surrendered, holders of such shares shall not be registered owners of the Southwest Common Stock or entitled to receive the Merger Consideration. Accordingly, they will not be entitled to vote or to receive any dividends or other distributions with respect to Southwest Common Stock. All such dividends or other distributions, if any, will be paid without interest to the holder of record of the Southwest Common Stock upon surrender of the Klein Common Stock. In addition, shares of Klein Stock are no longer transferable on the books of Klein.

     11. Wire Instructions. The payments of Cash Consideration will be made pursuant to the terms of the Merger Agreement. If you hold at least 16,500 shares and do not want to receive the Cash Consideration via check, please complete the section entitled “Wire Transfer Instructions”.

     12. Miscellaneous. Neither Southwest nor Computershare is under any duty to give any Klein stockholder notice of defects in any Letter of Transmittal. None of such parties shall incur any liability for failure to give such notification, and Southwest has the absolute right to reject any and all Letters of Transmittal not properly completed or to waive any defects or irregularities in any Letter of Transmittal.

     13. Information and Additional Copies. Information and additional copies of this Letter of Transmittal may be obtained by telephoning Computershare at the number on the cover of this Letter of Transmittal.

IMPORTANT TAX INFORMATION

     Under federal income tax law, each registered holder of shares of Klein Common Stock who tenders such shares in exchange for the Merger Consideration pursuant to the Merger may be subject to backup withholding at a rate of 28% of all reportable payments made to the stockholder pursuant to the Merger. To prevent backup withholding on such payments, the holder is required to notify Southwest of his, her or its correct TIN by completing the enclosed Substitute Form W-9, certifying that the TIN provided on the Substitute Form W-9 is correct and that (a) the Klein stockholder has not been notified by the Internal Revenue Service that the stockholder is subject to backup withholding as a result of the failure to report all interest or dividends or (b) after being so notified, the Internal Revenue Service has notified the Klein stockholder that they no longer are subject to backup withholding. Failure to provide the correct information on the Substitute Form W-9 may subject the Klein stockholder to various penalties, including a $50 penalty imposed by the Internal Revenue Service for each such failure (unless such failure is due to reasonable cause and not to willful neglect) and reportable payments that are made to such holder pursuant to the Merger may be subject to federal income tax backup withholding at a rate of 28%.

     Each Klein stockholder is required to give Southwest the TIN (e.g., social security number or employer identification number) of the record holder of the Klein Common Stock. If the Klein Certificate(s) are registered in more than one name or are not in the name of the actual owner, consult the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” for additional guidance on which number to report. A Klein stockholder who does not have a TIN should check the box in Part III of the Substitute Form W-9 and complete the Certificate of Awaiting Taxpayer Identification Number if the holder has applied for a TIN or intends to apply for a TIN in the near future. If the box in Part III is checked, 28% of all reportable payments made to the holder pursuant to the Merger will be withheld if a TIN is not provided at the time of the payment of the Merger Consideration. A holder who checks the box in Part III in lieu of furnishing his or her TIN should furnish Southwest with his or her TIN as soon as it is received.

     Certain Klein stockholders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding requirements. To avoid possible erroneous backup withholding, a stockholder who is exempt from backup withholding should complete the Substitute Form W-9 by providing his or her correct TIN, checking the box in Part II of the form, and signing and dating the form. In order for a foreign individual to qualify as an exempt recipient, that holder must submit a Form W-8BEN, certificate of foreign status, signed under penalties of perjury, attesting to such individual’s exempt status. A Form W-8BEN has been provided or can be obtained from Southwest. Foreign investors should consult their tax advisors regarding the need to complete Internal Revenue Service Form W-8 and any other forms that may be required. See the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” for additional instructions.

     If backup withholding applies, Southwest is required to withhold 28% of all reportable payments made to the Klein stockholder. Backup withholding is not an additional tax. Rather, any amount of tax withheld will be credited against the tax liability of the person subject to the withholding. If withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service.

     Klein stockholders should consult their own tax advisor regarding the federal, state, local and foreign tax consequences of the receipt of the Merger Consideration, as well as regarding their eligibility to claim an exemption from backup withholding.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

     Guidelines for Determining the Proper Identification Number to Give the Payer. — Social Security numbers have nine digits separated by two hyphens: i.e. 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e. 00-00000000. The table below will help determine the number to give the payer.

Give the
	Give the		EMPLOYER
	SOCIAL SECURITY		IDENTIFICATION
For this type of account:	number of	For this type of account:	number of
1. An individual’s account	The individual	9. A valid trust, estate, or pension trust	The legal entity (do not furnish the identifying number of the personal representative or trustee unless the legal entity itself is not designated in the account title)[5]

2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, any one of the individuals[1]	10. Corporate account	The corporation

3. Husband and wife (joint account)	The actual owner of the account or, if joint funds, either person[1]	11. Religious, charitable, or educational organization account	The organization

4. Custodian account of minor (Uniform Gift to Minors Act)	The minor[2]	12. Partnership account held in the name of the business	The partnership

5. Adult and minor (joint account)	The adult or, if the minor is the only contributor, the minor[1]	13. Association, club, or other tax-exempt organization	The organization

6. Account in the name of guardian or committee for a designated ward, minor, or incompetent person	The ward, minor, or incompetent person[3]	14. A broker or registered nominee	The broker or nominee

7. a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee[1]	15. Account with the Department of Agriculture in the name of a public entity (such as a State or local government, school district, or prison) that receives agricultural program payments	The public entity

b. So-called trust account that is not a legal or valid trust under State law	The actual owner[1]

8. Sole proprietorship account	The owner[4]

[1]	List first and circle the name of the person whose number you furnish.

[2]	Circle the minor’s name and furnish the minor’s social security number.

[3]	Circle the ward’s, minor’s or incompetent person’s name and furnish such person’s social security number.

[4]	You must show your individual name, but you may also enter your business or “doing business as” name. You may use either your social security number or employer identification number (if you have one). However, the Internal Revenue Service prefers that you use your social security number.

[5]	List first and circle the name of the legal trust, estate, or pension trust.

NOTE: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

OBTAINING A NUMBER

If you don’t have a taxpayer identification number or you don’t know your number, obtain Form SS-5, Application for a Social Security Number Card, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.

PAYEES EXEMPT FROM BACKUP WITHHOLDING

Payees specifically exempted from backup withholding on ALL payments include the following:

•	A corporation.

•	A financial institution.

•	An organization exempt from tax under section 501(a), or an individual retirement plan.

•	The United States or any agency or instrumentality thereof.

•	A State, the District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.

•	A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.

•	An international organization or any agency or instrumentality thereof.

•	A dealer in securities or commodities required to register in the U.S. or a possession of the U.S.

•	A real estate investment trust.

•	A common trust fund operated by a bank under section 584(a).

•	An exempt charitable remainder trust described in section 664, or a non-exempt trust described in section 4947(a)(1).

•	An entity registered at all times during the tax year under the Investment Company Act of 1940.

•	A foreign central bank of issue.

Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

•	Payments to nonresident aliens subject to withholding under section 1441.

•	Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one nonresident alien partner.

•	Payments of patronage dividends where the amount received is not paid in money.

•	Payments made by certain foreign organizations.

•	Payments made to a nominee.

Payments of interest not generally subject to backup withholding include the following:

•	Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer’s trade or business and you either have not provided your correct taxpayer identification number to the payer or have provided an incorrect taxpayer identification number to the payer.

•	Payments of tax-exempt interest (including exempt-interest dividends under section 852).

•	Payments described in section 6049(b)(5) to nonresident aliens.

•	Payments on tax-free covenant bonds under section 1451.

•	Payments made by certain foreign organizations.

•	Payments made to a nominee.

Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, CHECK THE BOX IN PART II, AND RETURN IT TO THE PAYER.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

Certain payments that are not subject to information reporting are also not subject to backup withholding. For details, see sections 6041, 6041(a), 6045 and 6050A and the regulations issued thereunder.

Privacy Act Notice.-Section 6109 requires most recipients of dividend, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to the Internal Revenue Service. The Internal Revenue Service uses the numbers for identification purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

PENALTIES

(1) Penalty for Failure to Furnish Taxpayer Identification Number.—If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) Civil Penalty for False Information With Respect to Withholding.—If you make a false statement with no reasonable basis which results in a decrease in the amount of backup withholding, you are subject to a penalty of $500.

(3) Criminal Penalty for Falsifying Information.—Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.